UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 000-32981

QWICK MEDIA INC.
(Translation of registrant's name into English)

3162 Thunderbird Crescent, Burnaby, BC V5A 3G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the Nine Months Ended September 30, 2013 and 2012

99.2	Management’s Discussion and Analysis of Operations for the Three and Nine Months Ended September 30, 2013

99.3	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROSS TOCHER
(Registrant)

Date: November 29, 2013	By:	/s/ Ross Tocher

Ross Tocher
	Title:	President & Chief Executive Officer